

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 3, 2008

Mr. Alan D. Wilson
President & Chief Executive Officer
McCormick & Company, Incorporated
18 Loveton Circle
Sparks, MD 21152

> **Re: McCormick & Company, Incorporated**
> **Form 10-K for Fiscal Year Ended November 30, 2007**
> **Filed January 28, 2008**
> **Response Letter Filed March 14, 2008**
> **File No. 001-14920**

Dear Mr. Wilson:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2007

Note 13 – Commitments and Contingencies, page 57

We note in your response to our prior comment number seven that you have determined the amount accrued for claims and litigation is not material. Please expand your financial statement disclosure to include this determination. Your current financial statement disclosure does not enable the reader to determine that the requirements of paragraph 9 of FAS 5 were omitted due to immateriality.

Closing Comments

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     You may contact James Giugliano at (202) 551-3319 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief

cc: Mr. Kenneth A. Kelly, Jr.,
       Vice President & Controller